Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated December 8, 2021
Registration Statement No. 333-261541
Perion Accelerates Its Strong Business Momentum; Raises Full-Year 2021 and 2022 Guidance for
Revenue and Adjusted EBITDA

Expects at least $460 million in full-year 2021 revenue and at least $64 million in Adjusted EBITDA, driven by estimated YoY growth of 115% in Video and CTV Advertising on a proforma basis

Tel Aviv & New York – December 8, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers a holistic solution across the three main pillars of digital advertising – ad search, social media, and display / video / CTV advertising – today announced that due to continued acceleration in its business momentum, management raises its full-year 2021 and 2022 guidance.

Doron Gerstel, Perion’s CEO, commented, “We could not be more pleased by these results confirm our overall diversification strategy and operational excellence. The revised guidance reflects the success of our breakthrough high impact creatively led formats, especially for video and CTV. We are encouraged by the superior ROI and improved media margin that our innovative iHub platform provides. Overall – this is the healthiest kind of growth – superior topline performance, propelled by greater operational efficiency, together driving increased profitability and cash flow. Our updated outlook reflects these systemic improvements which we expect will continue unabated into 2022.”

The continuous improvement of our business leading in turn to the guidance raise is mainly the result of:

∗	115% YoY growth in Video and CTV including Vidazoo, on a proforma basis (based on the 2021 full-year expected growth compared to full-year 2020);

∗	Significant growth in average deal size and revenue retention;

∗	13% YoY growth in the daily average number of monetizable searches (Based on October and November results);

∗	The expected improvement in our Adjusted EBITDA margin is primarily a result of our successful implementation of Perion’s iHub, which lead to lower Traffic Acquisition Costs.

($ millions)	2020 Actual Results	Revised Guidance FY 2021	Year over year Growth*	Revised Guidance FY 2022	Year over year Growth*	CAGR (2020-2022)**

Revenue	$328.1	$460-470	42%	$590-610	29%	35%
Adjusted EBITDA	$32.8	$64-65	97%	$80-84	27%	58%
EBITDA to Rev Ex-TAC	25%	35%		35%

∗	At guidance mid-point

**    CAGR (Compound Annual Growth Rate) calculations are derived and based on the mid-point of 2022 guidance.

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

Non-GAAP Measures

Non-GAAP financial measures include Adjusted EBITDA and Revenue ex-TAC consist of GAAP financial measures adjusted to exclude certain items.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results.

Revenue ex-TAC is a key measure we use to evaluate our operating performance. We define revenue ex-TAC as revenue excluding amounts we pay digital properties to obtain the right to place advertising on their websites, amounts we pay to our partners in order to drive users to our properties as well as amounts we pay as revenue share to our traffic sources. Revenue ex-TAC is calculated as 40% and 39% of revenues for 2021 and 2022, respectively.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation of Adjusted EBITDA without unreasonable effort. Consequently, no reconciliation of the forward-looking Adjusted EBITDA non-GAAP financial measures is included.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on March 25, 2021. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.